4475 Executive Drive, Suite 200,

San Diego, California 92121

April 15, 2024

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Tyler Howes

Re:	Calidi Biotherapeutics, Inc.
Registration Statement on Form S-1 (File No. 333-276741)
Withdrawal of Request for Acceleration

Ladies and Gentlemen:

The undersigned hereby respectfully requests that the Company’s letter of acceleration submitted on April 10, 2024, originally requesting that its Registration Statement on Form S-1 (File No. 333-276741) be accelerated to become effective at 5:30 p.m., Eastern Time, on April 11, 2024, as orally postponed to April 12, 2024, be withdrawn.

If you have any questions regarding this request, please contact our counsel Daniel B. Eng of Lewis Brisbois Bisgaard & Smith LLP at (415) 262-8508.

Very Truly Yours,

Calidi Biotherapeutics, Inc.

By:	/s/ Andrew Jackson
Name:	Andrew Jackson
Title:	Chief Financial Officer